SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 13 July 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

July 13, 2009

BP AND SOCAR SIGN MOU TO EXPLORE

 NEW CASPIAN ACREAGE

BP and SOCAR (the State Oil Company of the Republic of Azerbaijan) announced today they have signed a memorandum of understanding (MOU) to jointly explore and develop the Shafag and Asiman structures in the Azerbaijan sector of the Caspian Sea.

As part of the government's plan to ensure that all of Azerbaijan's offshore waters are fully exploited this MOU gives BP the exclusive right to negotiate a production sharing agreement to explore and develop the block, which lies some 125 kilometres (78 miles) to the south east of Baku.

The MOU was signed today in London, in the presence of HE Ilham Aliyev, President of the Republic of Azerbaijan, and UK Prime Minister Gordon Brown, by Rovnag Abdullayev, President of SOCAR, and Andy Inglis, BP's Chief Executive of Exploration and Production.

The block covers an area of some 1100 square kilometres and has never been explored before. It is located in a deepwater section of about 650-800 metres with reservoir depth of about 7000 metres.

For further information please contact:

Tamam Bayatly in BP's Baku office, tel: +994 12 4969 000

Toby Odone in BP's London Press Office,  tel: +44 (0)20 7496 4076

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  13 July 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary